Doug Jennings | Chief Compliance Officer
6125 Memorial Drive
Dublin, OH 43017
O (614) 923-1143 | F (614) 397-9345
E djennings@meederinvestment.com

VIA EDGAR CORRESPONDENCE

May 28, 2021

Ms. Christina DiAngelo Fettig

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Meeder Funds: File No. 333-227598

Dear Ms. Fettig:

This correspondence is being filed in response to comments you provided via telephone on April 28, 2021 in connection with the SEC Staff’s Sarbanes-Oxley review of the Meeder Funds’ (“Trust”) Annual Report and Form N-CSR filed on behalf of the Meeder Muirfield, Spectrum, Global Allocation, Balanced, Moderate Allocation, Conservative Allocation, Dynamic Allocation, Quantex, Total Return Bond, Prime Money Market and Institutional Prime Money Market Funds (“Fund or Funds”) for the fiscal year ended December 31, 2020.

1. Management Discussion of Fund Performance. For the Muirfield, Spectrum, Global, Balanced, Moderate and Conservative Funds, the report notes that the adviser gradually increased target equity exposure to 100% and remained there until the end of 2020. Please explain how this statement can be reconciled with each fund’s actual year-end holdings.

Response. The Trust believes that the reference to target equity exposure for each of the six listed Funds was accurate. Each of the six Funds maintains a target equity exposure consistent with the highest allocation to equities allowed under normal circumstances in the Prospectus. Muirfield and Spectrum are 100%; Global Allocation is 90%; Balanced is 70%; Moderate is 50% and Conservative is 30%. Each Fund also utilizes equity index derivatives to efficiently equitize cash positions in the portfolio. When equity holdings are combined with derivative exposure, each of the six listed Funds reached the target equity allocation at the end of 2020.

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2. Management Discussion of Fund Performance. Certain funds have large positions in money market funds. Please consider whether reference to these positions should be discussed in the MDFP.

Response. Many of our Funds utilize equitized cash held in money market funds to efficiently adjust the equity exposure of the portfolios. The MDFP for each such Fund contains a paragraph that explains the use of derivatives for this purpose. In the future, we will revise this paragraph to indicate that the cash is being held in a proprietary money market fund.

3. Schedule of Investments. Global Allocation Fund. In future filings, the category titled Registered Investment Companies should be subcategorized by related industry, country, or geographic region.

Response. For all future filings, the Trust will sub-categorize holdings by related industry, country, or geographic region, if applicable, in the Schedule of Investments for any Fund that holds Registered Investment Companies.

4. Schedule of Investments. Spectrum. In future filings, Preferred Stock, Warrants, Contingent Value Rights and Short Sales should be categorized separately from Common Stock.

Response. Nearly all of the Funds’ current holdings in preferred stock, warrants, contingent value rights and short sales have been acquired as the result of corporate actions, are not a part of the investment strategy or objective of the Fund and are fair valued at zero. The Trust believes that it would create unnecessary confusion to break these holdings out separately. However, in the event the Funds hold preferred stock, warrants, contingent value rights and short sales with marketable value, we will categorize these securities separately from common stock for future filings in the Schedule of Investments. We will also disclose in a footnote that securities with fair values of zero are not separately categorized in the Schedule of Investments.

5. Graphical Representation of Holdings. Global Allocation Fund. In future filings, the MDFP should graphically categorize holdings by country or geographical region.

Response. In future filings, we will include a separate table that graphically categorizes the holdings by country or geographic region, if applicable, for any Funds that hold Registered Investment Companies.

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6. Schedule of Investments. In future filings, please disclose expiration dates of rights and warrants.

Response. In future filings, we will disclose the expiration dates of rights and warrants if known and available.

7. Schedule of Investments. In future filings, please disclose the dividend rate for preferred stocks if known and available.

Response. In future filings, we will disclose the dividend rate of preferred stock holdings if known and available.

8. Notes to Financial Statements. In future filings, under the note Capital Share Transactions, please disclose the number of shares authorized for the money market fund.

Response. The Trust’s money market funds are authorized to issue an unlimited number of shares. The Funds will revise the Note in the future to clarify this point.

9. Notes to Financial Statements, Securities Valuation Chart. In future filings, in the paragraph immediately preceding the chart or in the chart, please add a footnote explaining that the fund holds level 3 securities having a fair value of zero.

Response. In future filings, we will disclose either in the text or in a footnote to the Fair Value Hierarchy chart that the Fund holds level 3 securities having a fair value of zero.

10. Notes to Financial Statements. In future filings, under Note 5 listing advisory fees and other transactions with affiliates, please indicate how often fees and related party transactions are paid.

Response. In future filings, we will disclose how often fees are being paid to related parties in Note 5 to Financial Statements listing advisory fees and other transactions with affiliates.

11. Shareholder Expense Analysis. In future filings, in footnote 1 to the chart, please indicate the actual number of days used in the fiscal half year in the calculation.

Response. In future filings, we will disclose the actual number of days used in the calculation of the Shareholder Expense Analysis for each fiscal half year period.

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12. Board Review and Approval of Investment Advisory Agreement. In future filings, please provide more detail regarding the factors that the board considered when renewing the advisory agreement. The discussion should not use conclusory language and should instead reference specific factors considered by the Board, referring to specific peer group for performance or comparable average expenses.

Response. The Trust and its Board of Trustees believe that the statement contained adequately specific language regarding its review of the Adviser’s services and the investment performance of the Funds including reference to the factors considered. In future filings, the Board will consider adding additional references to specific peer groups or comparable expenses if relevant when discussing investment performance and costs of services.

I trust that the above responses will adequately address your comments. If you have any questions, need any additional information, or would like any clarification, please contact me.

Sincerely,

Doug Jennings

Douglas R. Jennings
Chief Compliance Officer